UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RRsat Global Communications Network Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

(Title of Class of Securities)

M8183P102

 (CUSIP Number)

September 18, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8183P102	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS. Kardan Communications Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 4,233,600
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,233,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,233,600
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS. Kardan Israel Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 4,233,600
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,233,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,233,600
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS. Kardan N.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON N/A
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) N/A
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS. Kardan Yazamut (2011) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 4,233,600
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,233,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,233,600
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a)	Name of Issuer

RRsat Global Communications Network Ltd. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

RRsat Building, Hanegev Street, POB 1056, Airport City 70100, Israel.

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

(a)	Kardan Communications Ltd. The principal business office is located at 154 Menachem Begin Street, Tel Aviv 64921, Israel.

(b)	Kardan Israel Ltd. The principal business office is located at 154 Menachem Begin Street, Tel Aviv 64921, Israel.

(c)	Kardan N.V. The principal business office is located at Claude Debusseylan 30, Vinoly Building, 13th Floor, Amsterdam, The Netherlands.

(d)	Kardan Yazamut (2011) Ltd. The principal business office is located at 154 Menachem Begin Street, Tel Aviv 64921, Israel.

Item 2(c)	Citizenship

Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2(d)	Title of Class of Securities

Ordinary Shares, par value NIS 0.01 per share, of the Issuer (“Ordinary Shares”).

Item 2(e)	CUSIP Number

M8183P102

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

Kardan Communications Ltd.

(a)	Amount beneficially owned: 4,233,600 Ordinary Shares. Kardan Communications Ltd. is the record owner of 4,233,600 Ordinary Shares.

(b)	Percentage of class: 24.4%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 4,233,600
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 4,233,600

Page 6 of  9 Pages

Kardan Israel Ltd.

(a)	Amount beneficially owned: 4,233,600 Ordinary Shares. Kardan Israel Ltd. beneficially owns all the shares of Kardan Communications Ltd. By reason of Kardan Israel Ltd.‘s control over Kardan Communications Ltd., Kardan Israel may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Kardan Communications Ltd.

(b)	Percentage of class: 24.4%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 4,233,600
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 4,233,600

Kardan N.V.

(a)
Amount beneficially owned:  No Ordinary Shares.  On September 18, 2011, as part of a reorganization transaction, Kardan N.V. sold to Kardan Yazamut (2011) Ltd., which was its fully owned subsidiary at that time, its entire holdings in Kardan Israel Ltd., and on October 5, 2011, Kardan NV distributed to its shareholders, in distribution-in-kind, its entire holdings in Kardan Yazamut (2011) Ltd. As a result, as of October 5, 2011, Kardan N.V. no longer beneficially owns any Ordinary Shares.

(b)	Percentage of class: N/A

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: N/A
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of:  N/A

Kardan Yazamut (2011) Ltd.

(a)
Amount beneficially owned:  4,233,600 Ordinary Shares.  As of the date hereof, Kardan Yazamut (2011) Ltd. beneficially owns shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.  By reason of Kardan Yazamut (2011) Ltd.'s control over Kardan Israel Ltd., Kardan Yazamut (2011) Ltd. may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Kardan Communications Ltd.

(b)	Percentage of class: 24.4%

c)
Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 4,233,600
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 4,233,600

Page 7 of  9 Pages

Item 5	Ownership of Five Percent or Less of a Class

On September 18, 2011, as part of a reorganization transaction, Kardan N.V. sold to Kardan Yazamut (2011) Ltd., which was its fully owned subsidiary at that time, its entire holdings in Kardan Israel Ltd., and on October 5, 2011, Kardan NV distributed to its shareholders, in distribution-in-kind, its entire holdings in Kardan Yazamut (2011) Ltd.  As a result, as of October 5, 2011, Kardan N.V. no longer beneficially owns any Ordinary Shares.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

Page 8 of  9 Pages

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2011	KARDAN COMMUNICATIONS LTD. By: /s/ Yosef Grunfeld —————————————— Yosef Grunfeld Director

By: /s/ Eytan Rechter —————————————— Eytan Rechter Director

KARDAN ISRAEL LTD. By: /s/ Eytan Rechter —————————————— Eytan Rechter CEO and Director

By: /s/ Alon Wulkan —————————————— Alon Wulkan Deputy CEO and Economic Advisor

KARDAN N.V. By: /s/ Alain Ickovicks —————————————— Alain Ickovicks Managing Director

By: /s/ Einat Oz - Gabber —————————————— Einat Oz - Gabber Managing Director

KARDAN YAZAMUT (2011) LTD. By: /s/ Alon Wulkan —————————————— Alon Wulkan Deputy CEO and Economic Advisor

By: /s/ Eytan Rechter —————————————— Eytan Rechter Director

Page 9 of  9 Pages